UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MoneyGram International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2011

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 157,703,492
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 157,703,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,703,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9% (1)
14	TYPE OF REPORTING PERSON HC; CO

_____________________

(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 527,834,656 shares of Common Stock outstanding, which is the sum of (a) 83,710,522 shares of Common Stock outstanding as of April 11, 2011, as set forth in the Issuer’s Schedule 14A, filed April 12, 2011, plus (b) 286,438,367 shares of Common Stock issuable upon the conversion of the 495,000 shares of Series B Participating Convertible Preferred Stock of the Issuer held by THL (defined herein) and Silver Point (defined herein) as described in Items 3, 4 and 6 herein, if such conversion occurred on March 25, 2011, plus (c) 157,685,768 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of 157,685.7676 shares of Series D Participating Convertible Preferred Stock of the Issuer, which are issuable upon the conversion of the 272,500 shares of Series B-1 Participating Convertible Preferred Stock of the Issuer issued to the Reporting Persons pursuant to the Purchase Agreement on March 25, 2008, as described in Items 3, 4, 5 and 6 below, if such conversion occurred on March 25, 2011.  The shares of Series B-1 Participating Convertible Preferred Stock held by the Reporting Persons or the shares of Series D participating Convertible Preferred Stock that may be held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 153,363,516
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 153,363,516
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,363,516
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON BD; PN; IA

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 57,264,312
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,264,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 57,264,312
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,264,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 15,746,710
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,746,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,746,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 47,630,439
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 47,630,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,630,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 47,630,439
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 47,630,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,630,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,035,174
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,035,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 15,746,710
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,746,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,746,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,035,174
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,035,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSMP V Onshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,836,254
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,836,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,836,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,836,254
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,836,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,836,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,836,254
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,836,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,836,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSMP V Institutional US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,147,475
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,147,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,147,475
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,147,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,147,475
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,147,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSMP V Offshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,685,429
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,685,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,685,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,685,429
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,685,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,685,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,685,429
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,685,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,685,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109

This Amendment No.2 (this “Amendment No. 2”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1 thereto filed March 9, 2011 (the “Original 13D” and, together with this Amendment No. 2, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), and GSMP V Offshore US, Ltd. (“GSMP Offshore” and, together with the foregoing entities, the “Reporting Persons”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original 13D is hereby amended by replacing in their entirety the Schedules I , II-A, II-B and II-D, incorporated therein by reference, with Schedules I, II-A, II-B and II-D hereto, respectively, which Schedules I, II-A, II-B and II-D are incorporated herein by reference into this Item 2.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended by adding the following:

“The Amendment (as defined in Item 4) will not involve the Reporting Persons’ use of any funds or other consideration.

The number of shares of Common Stock of each Reporting Person set forth on the cover pages hereto reflect the fact that the Independent Directors (as defined in the Purchase Agreement, a copy of which is filed as Exhibit 7.01 to the Schedule 13D and incorporated herein by reference) elected to accrue dividends on the Series B Stock and Series B-1 Stock for each quarter for which shares of such Series B Stock and Series B-1 Stock were outstanding concluded prior to date hereof (the “Accrual Period”), which ended March 25, 2011 pursuant to the terms of the accrual of dividends as set forth in the Series B Certificate and the Series B-1 Certificate.  Such accruals have without any action of any Reporting Person increased the number of shares of Common Stock or Series D Stock, as applicable, into which the Series B Stock and Series B-1 Stock are convertible pursuant to the terms of the Series B Certificate and the Series B-1 Certificate.  Such accruals did not involve the Reporting Persons’ use of any funds or other consideration.”

 ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by adding the following immediately prior to the paragraph beginning “As set forth in the Recapitalization Agreement”:

“On May 4, 2011, the Investors and the Company entered into Amendment No.1 to the Recapitalization Agreement (the “Amendment”) in order to (i) modify the stockholder vote required for approval of the Recapitalization to require the affirmative vote of a majority of the outstanding shares of Common Stock (not including the Series B Preferred Stock or any other stock of the Company held by any Investor or any executive officer or director of the Company) rather than the majority of such shares present in person or by proxy at the a meeting of the stockholders of the Company (the “Stockholder Meeting”), and (ii) provide that the closing condition with respect to the receipt of the requisite stockholder approvals may not be waived or amended in such a manner as to permit a waiver by the Company or the Investors acting individually or as a group.  The Amendment is attached hereto as Exhibit 1 and is incorporated herein by reference.  The Recapitalization Agreement, the Amendment and the Recapitalization did or may result in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the present capitalization or dividend policy of the Company.”

Item 4 of the Original 13D is hereby amended by deleting the paragraph beginning “As set forth in the Recapitalization Agreement” and replacing it with the following:

“As set forth in the Recapitalization Agreement, as amended by the Amendment, the consummation of the transactions contemplated by the Recapitalization Agreement is subject to the satisfaction (or waiver by the Company or the GS Investors and holders of 97% of the Series B Stock, as applicable; provided, that, neither the Company nor the Investors, acting individually or as a group, may waive the Stockholder Approval Requirements (as defined below)) of certain conditions, including without limitation, (i) the accuracy of representations and warranties of the Company and the Investors, respectively, as of the Closing Date, (ii) the Company’s and the Investors’ respective performance and compliance in all material respects with all agreements, covenants and conditions contained in the Recapitalization Agreement required to be performed or complied with by the Company and the Investors, respectively, (iii) the absence of any order, decree or ruling issued by, or action commenced before, a governmental authority prohibiting the transactions contemplated by the Recapitalization Agreement or that could reasonably be expected to prevent, or result in substantial damages with respect to, the consummation of the transactions contemplated by the Recapitalization Agreement, (iv) receipt of all required governmental approvals, including any regulatory approvals and necessary third party consents and the board of directors of the Company shall not have withdrawn or changed its recommendation that the stockholders of the Company vote in favor of the Recapitalization, (v) receipt of (A) approval by the holders of a majority of all outstanding voting stock of the Company, voting as a single class, present in person or by proxy at a Stockholder Meeting and (B) approval of the Recapitalization by the holders of a majority of all outstanding voting stock of the Company (excluding any stock held by the Investors or any executive officer or director of the Company) (clause (A) and (B), collectively, the “Stockholder Approval Requirements”), (vi) each other Investor shall have consummated, or will consummate, the actions required to consummate the transactions contemplated by the Recapitalization Agreement such that 100% of the Series B-1 Stock and at least 97% of the Series B Stock will be converted on the Closing Date, (vii) the absence of any event, development, circumstance or occurrence since the execution of the Recapitalization Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Company and it subsidiaries taken as a whole, and (viii) the entry into an amendment to the Registration Rights Agreement, dated as of March 25, 2008, by and among the THL Purchasers, the GS Investors and the Company.  In addition, the shares of Common Stock issued pursuant to the Recapitalization Agreement, including the shares of Common Stock issuable upon conversion of the Series D Stock, shall be duly listed and admitted and authorized for trading, subject to official notice of issuance, on the New York Stock Exchange.  The Company shall have filed a pre-effective amendment to its registration statement (the “Registration Statement”) on Form S-3 to include the Additional Shares, and the shares of Common Stock into which any Additional Shares may be converted, in the Registration Statement.  Lastly, the consummation of the transactions contemplated by the Recapitalization Agreement is subject to receipt by the Company of financing in an amount and on terms no less favorable to the Company than as set forth in the Recapitalization Agreement.

The description of the Recapitalization Agreement and the Amendment in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to the Recapitalization Agreement, which is included as Exhibit 1 to Amendment No. 1 to the Original 13D, filed March 9, 2011 and incorporated by reference herein, and the Amendment, which is included as Exhibit 1 hereto and incorporated by reference herein.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended as follows:

(i) Subsection (a) is amended and restated in its entirety as follows:

“As of March 25, 2011, GS Group may be deemed to beneficially own an aggregate of 157,703,492 shares of Common Stock, consisting of (i) 265,000 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 153,345.7923 shares of Series D Preferred Stock, which are convertible  by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 153,345,792 shares of Common Stock, (ii) 7,500 shares of Series B-1 Preferred Stock acquired by GS Group on the Closing Date, which are convertible into 4,339.9753 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 4,339,975 shares of Common Stock, and (iii) 17,724 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 29.9% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of March 25, 2011, Goldman Sachs may be deemed to beneficially own an aggregate of 153,363,516 shares of Common Stock, consisting of (i) 265,000 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 153,345.7923 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 153,345,792 shares of Common Stock, and (ii) 17,724 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 29.1% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of March 25, 2011, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 57,264,312 shares of Common Stock, consisting of 98,959.628 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 57,264.3116 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 57,264,312 shares of Common Stock, representing in the aggregate approximately 10.8% of the outstanding Common Stock.

As of March 25, 2011, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 47,630,439 shares of Common Stock, consisting of 82,311.135 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 47,630.4385 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 47,630,439 shares of Common Stock, representing in the aggregate approximately 9.0% of the outstanding Common Stock.

As of March 25, 2011, GS Advisors and GS Parallel may each be deemed to beneficially own an aggregate of 15,746,710 shares of Common Stock, consisting of 27,212.211 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 15,746.7096 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 15,746,710 shares of Common Stock, representing in the aggregate approximately 3.0% of the outstanding Common Stock.

As of March 25, 2011, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 2,035,174 shares of Common Stock, consisting of 3,517.026 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 2,035.1741 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 2,035,174 shares of Common Stock, representing in the aggregate approximately 0.4% of the outstanding Common Stock.

As of March 25, 2011, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 11,836,254 shares of Common Stock, consisting of 20,454.47 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 11,836.2542 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 11,836,254 shares of Common Stock, representing in the aggregate approximately 2.2% of the outstanding Common Stock.

As of March 25, 2011, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 1,147,475 shares of Common Stock, consisting of 1,982.98 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 1,147.475 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 1,147,475 shares of Common Stock, representing in the aggregate approximately 0.2% of the outstanding Common Stock.

As of March 25, 2011, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 17,685,429 shares of Common Stock, consisting of 30,562.55 shares of Series B-1 Preferred Stock acquired by the GS Investors on the Closing Date, which are convertible into 17,685.4293 shares of Series D Preferred Stock, which are convertible by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, into 17,685,429 shares of Common Stock, representing in the aggregate approximately 3.4% of the outstanding Common Stock.

As of March 25, 2011, THL and Silver Point may be deemed to beneficially own an aggregate of 286,438,367 shares of Common Stock, representing in the aggregate approximately 54.3% of the outstanding Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”

(ii) Subsection (c) is amended and restated in its entirety as follows:

“No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto, during the sixty day period from March 8, 2011 through May 6, 2011.”

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Amendment No. 1 to the Recapitalization Agreement, dated as of May 4, 2011, by and among the Investors and the Company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 6, 2011).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2011

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
BY:	GS Advisors VI, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
BY:	GSCP VI Offshore Advisors, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.
BY:	GSCP VI Advisors, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
BY:	Goldman, Sachs Management GP GmbH, its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.
BY:	GS Mezzanine Partners V Onshore Fund, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.
BY:	GS Mezzanine Partners V Institutional Fund, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V Institutional US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.
BY:	GS Mezzanine Partners V Offshore Fund, L.L.C., its General Partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282-2188.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P. (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., (iv) GS Mezzanine Partners V Onshore Fund, L.L.C., the sole general partners of GS Mezzanine Partners V Onshore Fund, L.P., (v) GS Mezzanine Partners V Institutional Fund, L.L.C., the sole general partners of GS Mezzanine Partners V Institutional Fund, L.P., and (vi) GS Mezzanine Partners V Offshore Fund, L.L.C., the sole general partner of GS Mezzanine Partners V Offshore Fund, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe Camu, James H. Reynolds, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic and James H. Reynolds are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen and Stephanie Hui are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium and Sumit Rajpal is a citizen of India.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	VicePresident	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of  (i) GSMP Onshore US, Ltd., (ii) GSMP Offshore US, Ltd., and (iii) GSMP Institutional US, Ltd. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe Camu, James H. Reynolds, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic and James H. Reynolds are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen and Stephanie Hui are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium and Sumit Rajpal is a citizen of India.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-D

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Mezzanine Partners V Onshore Fund, L.P., GS Mezzanine Partners V Institutional Fund, L.P., GS Mezzanine Partners V Offshore Fund, L.P., GSMP Onshore US, Ltd.,  GSMP Offshore US, Ltd., and  GSMP Institutional US, Ltd.  are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic, Martin A. Hintze and James Reynolds is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of  Sanggyun Ahn, Stephanie Hui and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Ankur A. Sahu and  Shigeki Kiritani is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Hughes B. Lepic and  James Reynolds are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea, Shigeki Kiritani is a citizen of Japan and Ankur A. Sahu and Sumit Rajpal are  citizens of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Sanggyun Ahn	Managing Director of Goldman Sachs (Asia) L.L.C.

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

Michael Simpson	Managing Director of Goldman, Sachs & Co.